RMS

18005577

SEC Mail Processing Section

FEB 28 2018

Washington DC 408

Washington, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJL Captial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Christopher Lane, Suite103

(No. and Street)

Staten Island	New York	10314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Larson 212 709-9408

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum, Smith+Brown

(Name – if individual, state last, first, middle name)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Ralph Lamberti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJL Captial Group, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

WING F. YUM
Notary Public - State of New York
No. 01YU6320199
Qualified in RICHMOND County
My Commission Expires: 03/02/2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJL CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2017

RJL CAPITAL GROUP, LLC

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
RJL Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RJL Capital Group, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

February 27, 2018

Whippany, New Jersey

RJL CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash and cash equivalents	$	872,152
Cash, segregated for the exclusive benefit of customers		615
Due from broker (including clearing firm deposits of $416,041)		484,441
Due from affiliates		3,069
Prepaid expenses and other assets		16,913
Total assets	$	1,377,190
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	46,762
Employee compensation payable		29,614
Total liabilities		76,376
Members' equity		1,300,814
Total liabilities and members' equity	$	1,377,190

See accompanying notes to financial statements.

RJL CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

RJL Capital Group, LLC ("the Company") is a New York limited liability company The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), effective April 20, 2012.

The Company is a fully disclosed, introducing broker-dealer with the authority to trade domestic and foreign equities, options and fixed income securities for institutional clients.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years on a straight line basis.

Deposits with Clearing Brokers

The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Suck deposits amounts are refundable to the Company upon termination of the agreement.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Exclusive benefit for the customer

The Company maintains a special reserve bank account for the exclusive benefit of the customers. The balance is this account at December 31, 2017 was $614.

Income Taxes

The Company is taxed as a partnership for income tax filing purposes. The Company pays no federal or state income taxes. The members are taxed individually on their prorated proportionate share of the Company's earning for federal and state income tax purposes. The accompany financial statements have been adjusted to provide for New York City unincorporated business tax based on the Company's income, if applicable.

The Company's 2015, 2016 and 2017 tax returns remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company accounts for income tax under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basses and operating loss and ta credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that apportion of deferred tax asset will not realized. As of December 31, 2017, there were no deferred taxes or allowances.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "*Revenue from Contracts with Customers*" ("ASU No. 2014-09"). ASU No. 2014-09 and related amendments require changes in revenue recognition policies as well as enhanced disclosures. ASU 2014-09's intent is to clarify the principles for recognizing revenue and provide a more robust framework for addressing revenue recognition issues; improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets; and provide more useful information to users of financial statements through improved disclosures. The Company has completed an initial assessment of the impact of ASU 2014-09 on its existing revenue recognition policies and plans to adopt ASU 2014-09 on January 1, 2018. Based on the analysis completed to date, the Company does not currently anticipate that the new guidance will have a material impact on its financial statements and a cumulative effect adjustment under a modified retrospective method of adoption will not be necessary.

3. Off-balance sheet risk

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2017, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

4. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against potential loss in connection with their providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recoded any contingent liability in the financial statement for these indemnifications.

5. Due from Broker

The Company clears all securities transactions through clearing brokers. Receivables due to or from clearing brokers are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing brokers to be fully collectable, and accordingly, no allowance for doubtful accounts has been established.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Commitments and contingencies

The Company has a lease for an office expiring in 2021. Future annual minimum payments are as follows:

Year ending December 31,	
2018	43,000
2019	45,000
2020	46,000
2021	43,000
	$ 177,000

Rent expense for the year ended December 31, 2017 was approximately $48,000.

8. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $1,280,830, which was $1,275,738 in excess of its required net capital of $5,092. The Company's percentage of aggregate indebtedness to net capital was 6%.

9. Loan payable

On March 1, 2016 the Company entered into a loan for $50,000, with interest compounded daily, at a fixed rate of 15.9%. The note is personally guaranteed by the sole Class B member. The loan was paid down in full in August 2017.

10. Note payable

On March 15, 2016 the Company entered into an unsecured note agreement with FINRA for $56,250, related to the Company's balance owed on its settlement agreement for $75,000. The fixed interest on this note compounds monthly at a rate of 3% over Prime Rate and a maturity date of March 4, 2019. This note was paid in full in October 2017.